MAGFAST, LLC

FINANCIAL STATEMENTS

(WITH INDEPENDENT AUDITOR'S REPORT) FOR THE YEARS ENDED

DECEMBER 31, 2025 AND 2024

Audit firm: ALOBA, AWOMOLO & PARTNERS

MAGFAST, LLC

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

INDEX TO AUDITED FINANCIAL STATEMENTS

CONTENTS

Audited Financial Statements



ALOBA, AWOMOLO & PARTNERS
(Chartered Accountants)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MAGFAST LLC.

Opinion on the Financial Statements

We have audited the accompanying financial statements of MAGFAST LLC (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in members' equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes to the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred recurring losses from operations and has an accumulated deficit of $25,850,065 and a members' deficit of $14,943,818 as of December 31, 2025. These conditions, together with the Company's dependence on future financing and successful execution of its operating plans, raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are described in Note 11 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgment.

We determined that there are no critical audit matters.

Aloba, Awomolo & Partners – PCAOB ID #7275

We have served as the Company's auditor since 2025.
Ibadan, Nigeria

June 19, 2026

MAGFAST, LLC

Balance Sheets

	December 31,2025	December 31,2024
Assets:		
Cash	$ 375,030	$ 75,536
Inventory	901,300	489,086
Prepaid expenses	1,686,538	1,319,405
Merchant-processor-held reserves	2,981	353,343
Total current assets	**2,965,849**	**2,237,369**
Loans to member	25,000	25,000
Property and equipment, net	46,400	—
Total assets	**$3,037,249**	**$2,262,369**
Liabilities and Members' Deficit		
Current liabilities:		
Accounts payable	$ 612,035	$ 311,227
Sales tax payable	36,012	36,012
Warranty reserve	113,657	103,335
Merchant loan payable, net	379,640	434,859
MAGBucks liability	11,838,063	12,114,759
Customer loyalty reserve	1,313,944	1,308,410
Customer advance payments	3,687,716	2,270,816
Total current liabilities	**17,981,067**	**16,579,418**
Total Liabilities	**17,981,067**	**16,579,418**
Commitments and contingencies	—	—
Members' deficit:		
Preferred units, no par value, 5,000,000 authorized, 0 outstanding	—	—
Common units, no par value, 5,000,000 authorized, 2,730,556 and 2,650,262 outstanding in 2025 and 2024, respectively	—	—
Paid-in capital	10,669,697	9,420,792
Membership units to be issued	236,550	236,550
Accumulated deficit	(25,850,065)	(23,974,391)
Total members' deficit	**(14,943,818)**	**(14,317,049)**
Total liabilities and members' deficit	**$3,037,249**	**$2,262,369**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC

Statements of Operations

	Year Ended December 31, 2025	Year Ended December 31, 2024
Revenues	$1,066,334	$1,397,546
Cost of goods sold	353,168	783,408
Gross profit	**713,166**	**614,138**
Costs and expenses:		
Advertising and promotion	278,222	232,637
Professional fees	992,789	1,338,621
Research and product development costs	535,098	673,550
Credit card processing fees	94,049	56,334
Customer services fees	133,162	149,708
Marketing	461,083	297,220
Office expense	54,720	73,231
General and administrative costs	49,757	504,874
Total costs and expenses	**2,598,880**	**3,326,175**
Operating loss	**(1,885,714)**	**(2,712,037)**
Other income (expense):		
Interest expense	(2,502)	(159)
Interest income	—	25,294
Other income	12,542	23,202
Total other income, net	**10,040**	**48,337**
Net loss	**$(1,875,674)**	**$(2,663,700)**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC

Statements of Members' Equity

	Membership Interest Units	Paid in Capital	Accumulated Deficit	Units to be Issued	Total Equity
Balance, December 31, 2023	2,549,446	$7,821,040	$(21,310,691)	—	$(13,489,651)
Sale of membership units	100,816	1,506,965	—	—	1,506,965
Option expense	—	92,787	—	—	92,787
Membership units to be issued	—	—	—	236,550	236,550
Net loss, year ended December 31, 2024	—	—	(2,663,700)	—	(2,663,700)
Balance, December 31, 2024	**2,650,262**	**9,420,792**	**(23,974,391)**	**236,550**	**(14,317,049)**
Sale of membership units	80,294	1,195,013	—	—	1,195,013
Option expense	—	53,892	—	—	53,892
Net loss, year ended December 31, 2025	—	—	(1,875,674)	—	(1,875,674)
Balance, December 31, 2025	**2,730,556**	**$10,669,697**	**$(25,850,065)**	**$236,550**	**$(14,943,818)**

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC

Statements of Cash Flows

	Year Ended December 31, 2025	Year Ended December 31, 2024
OPERATING ACTIVITIES		
Net loss	$(1,875,674)	$(2,663,700)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	11,200	—
Reserve for product warranties	10,322	27,967
Stock-based compensation	53,892	329,337
Changes in non-cash working capital balances:		
Merchant processor held reserves	350,362	493,785
Inventory	(412,214)	245,725
Prepaid expenses	(367,133)	(1,268,601)
Accounts payable and accrued expenses	300,807	(64,877)
Sales tax payable	—	22,153
Customer advance payments and loyalty reserve	1,145,738	277,532
Net cash used in operating activities	**(782,700)**	**(2,600,678)**
INVESTING ACTIVITIES		
Purchase of production equipment	(57,600)	—
Net cash used in investing activities	**(57,600)**	**—**
FINANCING ACTIVITIES		
Repayment of merchant loan, net	(55,219)	(102,337)
Capital contributions	1,195,013	1,506,965
Net cash provided by financing activities	**1,139,794**	**1,404,628**
Net increase (decrease) in cash	**299,494**	**(1,196,050)**
Cash and cash equivalents, beginning of the period	75,536	1,271,585
Cash and cash equivalents, end of the period	**$375,030**	**$75,536**
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$—	$—
Cash paid for interest	$2,502	$159

The accompanying notes are an integral part of the financial statements.

MAGFAST, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

MAGFAST, LLC (the "Company") is a Delaware limited liability company formed on October 3, 2017. The Company's headquarters are in Cornwall-on-Hudson, New York. The Company was created with the transfer of the assets and liabilities of a company (MAGFAST LLC (NY), subsequently Mischievous LLC) owned by the two founding members of the Company, and the continuation of that company's operational business (the MAGFAST Business) as part of a Contribution and Assumption Agreement dated October 15, 2017.

In accordance with the Company's operating agreement, until the first taxable year that the Company realizes net taxable income, all net losses of the Company shall be allocated to Mischievous LLC. Beginning in the first taxable year that the Company realizes net taxable income, all such net taxable income shall be allocated to Mischievous LLC until the aggregate net taxable income allocated to Mischievous LLC equals the aggregate losses allocated to Mischievous LLC under the preceding sentence.

Business Segments

The Company's operating segments are identified in accordance with Accounting Standards Codification Topic 280, Segment Reporting, which requires the use of the management approach in determining reportable segments. This approach is based on the internal organization of the Company and the manner in which the chief operating decision maker ("CODM") reviews financial information and allocates resources.

Nature of Business Activities

The Company's principal operations consist of the design, manufacturing, and sale of a system of magnetic chargers, power banks, and related electronic products (the "Products"). The Company sells its Products primarily to individual consumers through its online platform and other direct-to-consumer channels. All Products share similar production processes, distribution methods, customer types, and economic characteristics.

Management Structure and Internal Reporting

The Company's Chief Executive Officer serves as the CODM for purposes of ASC 280. The CODM reviews operating results and makes decisions regarding resource allocation and performance assessment based on consolidated, entity-wide financial information. The Company prepares and reviews budget-to-actual profit and loss reports and periodic management reporting packages on a consolidated basis. While certain supplemental analyses (such as revenue by product or customer group) are prepared for operational and marketing purposes, discrete financial information (including complete statements of

operations, balance sheets, and cash flows) is not prepared or regularly reviewed at any level below the Company as a whole.

Determination of Operating and Reportable Segment

Management considered whether different product types, customer groupings, or sales channels constitute separate operating segments. While these components are monitored for business planning and operational purposes, none meets all the criteria of an operating segment under ASC 280, as no component has discrete financial information that is regularly reviewed by the CODM for purposes of resource allocation or performance evaluation. In addition, the Company does not have segment managers who are directly accountable to, and maintain regular contact with, the CODM regarding operating results at a level below the consolidated entity.

Based on the factors above, management has concluded that the Company operates as a single operating and reportable segment. Accordingly, separate segment information is not presented.

Concentrations of Credit Risk and Suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with high-quality financial institutions, and management does not believe that the Company is exposed to significant credit risk related to these balances.

The Company's customers generally prepay for Products prior to shipment; accordingly, the Company does not have accounts receivable and does not have exposure to credit risk related to customer balances. Revenue is derived from customers located primarily in North America, and no individual customer represents more than 10% of the Company's revenue.

The Company depends on a limited number of contract manufacturers, subcontractors, and suppliers for the fabrication, assembly, and testing of its hardware Products, as well as for the supply of related accessories. In many cases, these services are provided by a single supplier for each hardware Product. The Company generally purchases these services through standard purchase orders. Because the Company relies on independent subcontractors, it does not have direct control over delivery schedules, costs, or quality levels, and the Company's future success depends in part on the financial viability of these subcontractors. Although alternative suppliers may be available, transitioning to such suppliers could result in delays or increased costs.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the warranty reserve, the customer loyalty reserve, and the useful lives of long-lived assets.

Management evaluates its estimates on an ongoing basis using historical experience, current information, and reasonable assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when acquired to be cash equivalents. Cash is maintained with high-quality financial institutions, and deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits. The Company held no cash equivalents as of December 31, 2025 and 2024.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or net realizable value, with cost determined using the average cost method. Net realizable value represents estimated selling prices in the ordinary course of business less reasonably predictable costs of completion, disposal, and transportation.

Management periodically reviews inventory quantities on hand and evaluates the need for reserves for excess and obsolete inventory based on a combination of factors, including historical sales trends, forecasted demand, product life cycles, technological changes, and subsequent sales activity. Inventory reserves, when required, are recorded as a reduction of inventory and charged to cost of goods sold in the period identified.

Effective for the year ended December 31, 2025, the Company refined its inventory reserve methodology by (i) extending the excess-coverage threshold from 18 months to 24 months to reflect the long market life of the Company's products and the demand patterns surrounding product launches and promotions, and (ii) separately classifying inventory as either "excess" (still saleable at or near full price, just slowly) or "obsolete" (genuinely lacking demand or remarketing potential). For excess inventory, write-downs are applied only when net realizable value falls below cost. For obsolete inventory, recoverability is estimated at a 40% clearance/scrap floor of original cost. As of December 31, 2025, management classified all reviewed inventory as excess; no items were classified as obsolete.

As a result of the refined methodology and the classification of all current inventory as excess, no inventory reserve was required as of December 31, 2025. In the prior year, management recorded an inventory reserve of $62,837 for a specific finished-goods SKU; that SKU's economics have changed under the updated methodology, and the reserve does not carry forward.

Property and Equipment

Property and equipment consist of production molds and tooling used to manufacture the Company's products. Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset, which is 3 years for production tooling. Useful lives reflect the expected product version lifecycle of the Company's products and are consistent with industry-standard practice for product-specific consumer-electronics tooling. Depreciation expense is recognized over the useful life beginning when the asset is placed in service.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset to the estimated future undiscounted cash flows expected to be generated. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized based on the excess of the carrying amount over the asset's fair value.

Depreciation expense related to property and equipment was $11,200 and $0 for the years ended December 31, 2025 and 2024, respectively.

Fair Value of Financial Instruments

The Company applies Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company does not have any assets or liabilities that are required to be measured at fair value on a recurring basis. As of the balance sheet dates presented, the Company did not hold any financial instruments subject to fair value hierarchy classification under ASC 820.

The carrying amounts of the Company's current assets and current liabilities, including cash, merchant-processor-held reserves, accounts payable, customer advance payments, MAGBucks liability, customer loyalty reserve, and other current liabilities, approximate their estimated fair values due to the short-term nature of these instruments.

Impairment of Long-Lived Assets

Long-lived assets consist primarily of production tooling. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability is assessed by comparing the carrying amount of the asset group to the estimated future undiscounted cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted cash flows, an impairment loss is recognized based on the excess of the carrying amount over the asset's fair value, which is generally determined using discounted cash-flow techniques or other valuation methods.

Impairment expense related to long-lived assets was $0 and $0 for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

The Company is organized as a limited liability company and is treated as a pass-through entity for U.S. federal and state income tax purposes. Accordingly, the Company is not subject to income taxes at the entity level, and taxable income or losses are reported by the members on their respective income tax returns.

As a result, no provision or benefit for income taxes has been recorded in the accompanying financial statements. The Company accounts for uncertain tax positions in accordance with applicable accounting guidance; however, as of December 31, 2025 and 2024, management determined that the Company had no uncertain tax positions that would require recognition or disclosure.

The Company's federal and state income tax returns are subject to examination by the Internal Revenue Service and applicable state taxing authorities, generally for a period of three years after the returns are filed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. The Company has issued equity-classified awards in the form of options to purchase membership units of the Company ("unit options") to employees, officers, directors, and consultants as compensation for services.

The Company measures stock-based compensation cost at the grant date based on the estimated fair value of the unit options awarded. The fair value of unit options is estimated using the Black-Scholes option pricing model, which incorporates assumptions for the fair value of the underlying units on the grant date, the exercise price of the option, the expected term of the option, expected volatility, and the risk-free interest rate.

Because the Company is privately held and its units are not publicly traded, the determination of the fair value of the underlying units requires the use of estimates and assumptions. However, the Company has completed recent arm's-length sales of its units in Regulation Crowdfunding offerings, which management considers to be observable transactions that inform its estimate of the fair value of the underlying units used in the valuation of unit options.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. For unit options that vest based on continued service, compensation cost is recognized over the vesting period. Forfeitures are accounted for as they occur.

Stock-based compensation expense is included in operating expenses in the statements of operations based on the nature of the services provided. The issuance of unit options does not result in any cash outflow to the Company.

Revenue Recognition and Customer Advance Payments

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("ASC 606").

ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers:

- Identify the contract with the customer
- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

Nature of Revenue and Performance Obligations

The Company derives all its revenue from the sale of charging Products and related power accessories to individual customers through its website or via an online merchant website. Product sales generally consist of a single performance obligation to deliver the purchased product.

Revenue from product sales is recognized at a point in time when control of the product transfers to the customer. Control is generally deemed to transfer upon shipment of the product to the customer through a common carrier.

Transaction Price and Variable Consideration

The transaction price for product sales consists primarily of fixed consideration stated in the customer order. Variable consideration is limited and primarily consists of order-level discounts or credits and, if applicable, product returns. Variable consideration is estimated using the expected-value method and is included in revenue only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur.

Shipping and Handling

Shipping and handling activities are accounted for as fulfillment costs and not as separate performance obligations. The Company generally provides free shipping within the United States. Shipping and handling costs are included in cost of revenue.

Contract Liabilities

Customer advance payments represent amounts received from customers prior to shipment of products and are recorded as contract liabilities. Customer advance payments are recognized as revenue when the related products are shipped and control transfers to the customer.

The Company has issued customer-incentive credits known as MAGBucks, which entitle customers to discounts on future purchases subject to specified limitations. MAGBucks are evaluated under ASC 606 based on the nature of their issuance and are accounted for either as deferred revenue when issued in exchange for customer-advance payments or as customer-loyalty incentives when issued without consideration.

Disaggregation of Revenue

The Company's revenue is primarily derived from the sale of charging products and related power accessories to customers within the United States. All revenue is recognized at a point in time upon shipment of products to customers. Management has determined that further disaggregation of revenue by product type, customer type, or geographic region is not meaningful, as substantially all revenue has similar economic characteristics, timing of recognition, and risk profiles.

Research and Product Development Costs

Research and product development costs are expensed as incurred. These costs include professional fees and other costs related to development of the Products. The Company incurred $535,098 and $673,550, respectively, in research and product development costs for the years ended December 31, 2025 and 2024.

Related Party Transactions

Parties are considered to be related to the Company if they directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal members of the Company, members of management, members of the immediate families of principal members and management, and other parties with which the Company may deal where one party has the ability to control or significantly influence the management or operating policies of the other.

The Company discloses material related-party transactions in the accompanying financial statements.

Related-party transactions are recorded based on the consideration exchanged, which management believes approximates the fair value of the goods or services provided or the obligations incurred, where applicable.

Warranties

The Company provides standard assurance-type warranties covering defects in materials and workmanship for a period of three years from the date of sale. Warranty obligations are satisfied primarily through replacement of defective products.

The Company accrues a liability for estimated future warranty claims related to products sold as of the balance sheet date. The warranty reserve is estimated using a historical-experience model based on actual product replacement activity and the standard cost to replace products. As a practical expedient, management estimates warranty cost at 2.0 percent of applicable product revenue and periodically evaluates the reasonableness of this estimate by comparing it to actual replacement-cost experience.

As of December 31, 2023, the Company's warranty reserve was $75,268. During the year ended December 31, 2024, warranty replacement costs of $18,966 were incurred and charged against the warranty reserve, and the reserve increased to $103,335 as of December 31, 2024, primarily due to accruals associated with current-year product sales. During the year ended December 31, 2025, warranty replacement costs of $5,899 were incurred and charged against the warranty reserve, and the reserve increased to $113,657 as of December 31, 2025, primarily due to accruals associated with current-year product sales.

Cumulative warranty replacement costs incurred since the Company began selling products totaled $50,655 as of December 31, 2025, which management considers consistent with the Company's historical warranty experience and estimation methodology.

The Company previously offered extended warranties for certain products. The Company no longer offers extended warranties, and all extended warranties previously sold were converted to MAGBucks liability, which are accounted for separately from the warranty reserve.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances income tax disclosure requirements, including additional information about effective tax rates and income taxes paid. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its disclosures but does not expect the adoption to have a material impact on its financial position, results of operations, or cash flows.

In March 2024, the FASB issued ASU 2024-02, Codification Improvements—Amendments to Remove References to the FASB Concepts Statements. This ASU removes references to the FASB Concepts Statements from the Accounting Standards Codification. The amendments are effective for nonpublic entities for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company's financial statements.

Management has reviewed other recently issued accounting pronouncements and determined that they are not applicable to the Company's operations or are not expected to have a material effect on the Company's financial statements upon adoption.

NOTE 3 — LOANS TO MEMBER

Loans to member represent cash advances made to a member of the Company. The loans are non-interest bearing and are due on demand. The outstanding balance was $25,000 as of December 31, 2025 and December 31, 2024.

NOTE 4 — MERCHANT-PROCESSOR-HELD RESERVES

Merchant-processor-held reserves represent cash amounts withheld by the Company's merchant processors as a reserve against potential future customer disputes, chargebacks, or refunds. These amounts are contractually restricted and are not immediately available for use by the Company.

The balances of merchant-processor-held reserves were $2,981 and $353,343 as of December 31, 2025 and 2024, respectively, and are included in current assets on the balance sheet. The decrease during 2025 reflects the Company's transition away from several legacy merchant-processing accounts and consolidation of its payment processing through fewer providers, primarily Shopify.

NOTE 5 — CUSTOMER ADVANCE PAYMENTS AND MAGBUCKS LIABILITY

Customer Advance Payments

Customer advance payments represent amounts received from customers prior to the shipment of products. These amounts are recorded as contract liabilities and are recognized as revenue when the related products are shipped and control transfers to the customer. As of December 31, 2025 and 2024, customer advance payments were $3,687,716 and $2,270,816, respectively.

MAGBucks Customer Incentive Program

The Company has issued digital discount coupons known as "MAGBucks," which entitle customers to a $1 discount per MAGBuck on future purchases of second-generation products, subject to a maximum discount of 50% of the purchase price per item. MAGBucks have no cash value and are redeemable only on the Company's website.

MAGBucks are accounted for under ASC 606 based on the nature of their issuance and are grouped into the following categories:

Converted Customer Advance Payments

A portion of MAGBucks issued represents the conversion of existing customer advance payments related to undelivered first-generation products. These amounts were reclassified from customer advance payments to the MAGBucks liability. The portion of the MAGBucks liability related to converted customer advance payments is recognized as product revenue as the MAGBucks are redeemed in connection with product purchases. As of December 31, 2025, the MAGBucks liability was $11,838,063, compared to $12,114,759 at December 31, 2024. During the year ended December 31, 2025, $276,695 of MAGBucks were redeemed and recognized as product revenue.

Promotional and Loyalty MAGBucks

MAGBucks issued without consideration, including promotional and customer loyalty incentives, are evaluated under ASC 606-10-55-42 through 55-44. When MAGBucks are issued in connection with a prior customer purchase and provide the customer with a material right, a portion of the transaction price is allocated to the material right and deferred until redemption or expiration.

MAGBucks issued without an associated qualifying purchase are treated as customer loyalty incentives. In these cases, the Company records a customer loyalty liability equal to the estimated amount expected to be redeemed, based on historical redemption experience and management's estimates. As of December 31, 2025, management estimated a redemption rate of approximately 2% for promotional and loyalty MAGBucks.

Based on this estimate, the Company recorded a customer loyalty liability of $1,313,944 as of December 31, 2025, compared to $1,308,410 as of December 31, 2024. Because these MAGBucks were issued as marketing incentives without consideration, the Company also recorded a corresponding prepaid marketing expense in the same amount.

The prepaid marketing expense represents the expected future cost of honoring the loyalty incentives and is recognized as marketing expense as MAGBucks are redeemed by customers. Upon redemption, the Company reduces the customer loyalty liability and recognizes product revenue for the amount redeemed, while simultaneously reducing the prepaid marketing expense and recognizing marketing expense. As of December 31, 2025, prepaid expenses included $1,313,944 related to loyalty rewards.

Redemptions of MAGBucks reduce the related MAGBucks liability and are recognized as product revenue.

Breakage and Expiration

MAGBucks do not have a stated contractual expiration. Unredeemed MAGBucks derived from customer consideration are stated at the full dollar amount of the consideration received, and no breakage is estimated.

NOTE 6 — PAYMENTS TO RELATED PARTIES

The Company paid $256,467and $210,000, respectively, to the managing members of MAGFAST LLC (NY), for the years ended December 31, 2025 and 2024. These amounts are included as part of "professional fees" in the Statements of Operations.

NOTE 7 — REVENUE-BASED NOTES

The Company previously issued revenue-based notes that entitled note holders to receive a percentage of the Company's revenues over a defined payment period. The contractual payment period expired prior to the Company generating sufficient revenues to require payments under the notes. Based on the terms of the agreements and advice of legal counsel, the Company has no further contractual obligation to make payments under the notes.

While the Company believes it has no legal obligation to make additional payments, management may elect to pursue voluntary settlements with note holders in the future. Any such payments, if made, will be recognized in the period incurred.

NOTE 8 — MERCHANT LOAN PAYABLE

The Company has entered into merchant loan agreements with WebBank through the Shopify Capital merchant financing program. Under these agreements, the Company receives upfront funding and is required to remit a fixed percentage of its daily gross sales processed through its Shopify platform until a contractually defined total payment amount has been remitted.

In November 2024, the Company entered into a merchant loan agreement with WebBank under the Shopify Capital program. Under the original terms of the agreement, the Company received proceeds of $531,000, net of financing costs of $61,000, and was required to remit 17% of its daily gross sales processed through its Shopify platform until the total payment amount specified in the agreement had been remitted.

In June 2025, the Company renegotiated the repayment terms of the merchant loan agreement, replacing the prior daily remittance of 17% of gross receipts with fixed monthly payments of $6,350, with the first payment under the revised terms made on June 20, 2025.

As of December 31, 2025, the outstanding merchant loan payable under the Shopify Capital program was $379,640, compared to $434,859 as of December 31, 2024, net of amounts remitted through daily sales withholdings and monthly fixed payments. During the year ended December 31, 2025, the Company made aggregate repayments of $55,219 against the merchant loan.

The merchant loan obligations are secured by a security interest in substantially all of the Company's assets, including cash, accounts receivable, inventory, general intangibles, and proceeds thereof.

The Company was in compliance with all terms and conditions of its merchant loan agreements and was not in default under any such agreements as of December 31, 2025 or 2024.

NOTE 9 — MEMBERS' DEFICIT

The Company is a limited liability company and has authorized 5,000,000 common membership units and 5,000,000 preferred membership units. As of December 31, 2025 and 2024, there were 2,730,556 and 2,650,262 common membership units outstanding, respectively, and no preferred membership units.

Membership units have no par value. Capital contributions are recorded as paid-in capital. Net losses are allocated to members in accordance with the Company's operating agreement and are reflected in accumulated deficit.

During the year ended December 31, 2024, the Company issued 100,816 membership units in connection with offerings conducted under Regulation Crowdfunding. Proceeds from these issuances were recorded as paid-in capital. The Company also recognized stock-based compensation expense of $92,787 related to unit purchase options, which increased paid-in capital. In addition, as of December 31, 2024, the Company recorded $236,550 of membership units to be issued, representing units earned but not yet issued.

For the year ended December 31, 2024, the Company reported a net loss of $2,663,700, which was recorded as an increase to accumulated deficit. As of December 31, 2024, total members' deficit was $14,317,049.

During the year ended December 31, 2025, the Company issued 80,294 membership units in connection with offerings conducted under Regulation Crowdfunding on the Netcapital funding portal, for gross proceeds of $1,266,236 and net cash proceeds of $1,195,013, after platform fees of 4.9% plus some fixed fees were retained by Netcapital. The Company also recognized stock-based compensation expense of $53,892 related to unit purchase options, which increased paid-in capital.

For the year ended December 31, 2025, the Company reported a net loss of $1,875,674, which was recorded as an increase to accumulated deficit. As of December 31, 2025, total members' deficit was $14,943,818.

Stock-based compensation expense recognized was as follows:

Year Ended December 31,	Stock-Based Compensation Expense
2025	$53,892
2024	$92,787

Option activity was as follows:

Description	Number of Options
Outstanding at January 1, 2024	153,178
Granted during 2024	—
Outstanding at December 31, 2024	153,178
Outstanding at January 1, 2025	153,178
Granted during 2025	—
Outstanding at December 31, 2025	**153,178**

As of December 31, 2025, a total of 153,178 unit options were outstanding, of which 116,858 were vested and 36,320 were unvested.

As of December 31, 2025, unrecognized stock-based compensation cost related to non-vested unit options was approximately $22,745, which is expected to be recognized over the remaining service periods of the awards.

Stock-based compensation expense is included in operating expenses in the statements of operations. The issuance of unit options does not result in any cash outflow.

NOTE 10 — PROPERTY AND EQUIPMENT

Property and equipment consist of production molds and tooling used in the manufacture of the Company's Air Pro and Database Pro products. The tooling was placed in service in June 2025 and is depreciated on a straight-line basis over an estimated useful life of 3 years.

As of December 31, 2025, property and equipment consisted of the following:

	December 31, 2025
Production equipment, at cost	$57,600
Less: accumulated depreciation	(11,200)
Property and equipment, net	**$46,400**

Depreciation expense for the year ended December 31, 2025 was $11,200. There was no value ascribed to property and equipment on the Company's balance sheet as of December 31, 2024.

Management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment was recognized during the year ended December 31, 2025.

NOTE 11 — GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and negative cash flows from operations and has an accumulated deficit of $25,850,065 as of December 31, 2025. For the year ended December 31, 2025, the Company reported a net loss of $1,875,674. As of December 31, 2025, the Company had cash of $375,030 and a working capital deficit of $15,015,218.

Based on management's evaluation of the Company's financial condition and liquidity, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Accordingly, management has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows from operations and obtain additional financing. There can be no assurance that such efforts will be successful.

Management expects to make progress on revenue and further progress towards breakeven, noting that cost-control measures and other operational improvements have resulted in better financial performance over recent years. Losses have fallen by nearly 30% since 2024 and by more than 45% since 2023. While it is possible that the company will approach or achieve breakeven this year, further investment rounds will be required.

The Company is also actively considering the launch of further Regulation CF offerings in order to secure the capital necessary for continued operations and further growth; consumer-electronics hardware is a capital-intensive business, and profitability relies significantly on volume.

On the product front, the Company plans to ship its first power bank developed in partnership with Iontra before the end of 2026, followed by similar advanced-technology power banks with more capacity in 2027-28.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

License Agreement with Related Party

On October 20, 2017, and as amended on November 13, 2017, the Company entered into an exclusive license agreement with MAGFAST LLC (NY) for the use of trademarks, customer lists, website, patents, and other intellectual property associated with the MAGFAST business. MAGFAST LLC (NY) was a related party, as it was owned by two directors of the Company.

On March 18, 2020, MAGFAST LLC (NY) changed its name to Mischievous LLC ("Mischievous"), which continues to be owned by the two directors of the Company. On August 30, 2020, the Company and Mischievous entered into a revised and restated license agreement, which replaced the prior license arrangements.

Under the revised license agreement, the Company was granted an exclusive, worldwide, royalty-free, perpetual license to use the licensed intellectual property in connection with the sale, offer for sale, manufacture, and fulfillment of MAGFAST products, subject to the Company's compliance with the material terms of the agreement.

Mischievous may terminate the license agreement if the Company fails to achieve minimum annual sales of $750,000 in any calendar year after 2021 or upon the occurrence of certain other events of default as defined in the agreement. As of December 31, 2025, the Company was in compliance with the terms of the license agreement, and no license fees were payable. The license agreement does not provide for the payment of license fees, penalties, or retroactive royalties in the event of non-compliance; the sole contractual remedy available to the licensor is termination of the license.

The Company does not have any minimum purchase commitments under the manufacturing agreement, and obligations to purchase inventory arise only upon the issuance of individual purchase orders.

Under the agreement, Mischievous assigns its right, title, and interest in the licensed material, in the event of a change of control, to the new controlling entity.

Litigation

The Company is not currently a party to any material legal proceedings. From time to time, the Company may be subject to claims, demands, or legal proceedings arising in the ordinary course of business. Management evaluates such matters in accordance with applicable accounting guidance and accrues for loss contingencies when a loss is both probable and reasonably estimable. As of December 31, 2025, management does not believe that the outcome of any known matters, individually or in the aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 13 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 19, 2026, the date the financial statements were available to be issued.

Equity Financing

In May 2026, the Company issued 28,424 membership units in connection with a further offering conducted under Regulation Crowdfunding on the Netcapital funding portal, for gross proceeds of $443,815.11 and net cash proceeds of $410,568.40, after platform fees of 4.9% and fixed fees retained by Netcapital.

Other Subsequent Events

The Company has announced the first of a new range of power banks that incorporate a new technology designed to extend battery life up to 3X over conventional alternatives. The Company has started to accept preorders for this new device and expects to ship the first units by the end of the year. No other subsequent events occurred that require recognition or disclosure in the accompanying financial statements.